Gold X2 Enters Definitive Property Purchase Agreement with Bold Ventures Inc. and
Completes Coldstream Claims Acquisition

VANCOUVER, B.C., November 2, 2026: Gold X2 Mining Inc. (NYSE American: AUXX / TSXV: AUXX / FWB: DF80) ("Gold X2" or the "Company") is pleased to announce that it has entered into a definitive property purchase agreement with Bold Ventures Inc. with respect to the previously announced acquisition by the Company of certain mineral claims from Bold Ventures in exchange for C$500,000 in cash, share consideration of 150,000 common shares of the Company and a 2.00% NSR royalty on all Canadian Critical Minerals derived from such mineral claims (the "Bold Acquisition"). Closing of the Bold Acquisition remains subject to customary conditions precedent including TSXV approval.

Furthermore, the Company is pleased to announce it has successfully completed its previously announced acquisition of all of the rights, title and interests in and to the mineral exploration property known as the Coldstream Claims located in the Province of Ontario.

About Gold X2 Mining

Gold X2 is a growth-oriented gold company focused on delivering long-term shareholder and stakeholder value through the acquisition and advancement of primary gold assets in tier-one jurisdictions. It is led by the ex-global head of structural geology for the world's largest gold company and backed by one of Canada's pre-eminent private equity firms. The Company's current focus is the advanced stage 100% owned Moss Gold Project which is positioned in Ontario, Canada, with direct access from the Trans-Canada Highway, hydroelectric power near site, supportive local communities and skilled workforce. The 2026 updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") mineral resource estimate ("MRE") for the Moss and East Coldstream Deposits has expanded to 2.458 million ounces of Indicated gold resources at 1.04 g/t Au, contained within 73.8 million tonnes and 4.209 million ounces of Inferred gold resources at 0.97 g/t Au contained within 134.7 million tonnes. The Moss Deposit also has a silver MRE of 3.160 million ounces of indicated silver resources at 1.53 g/t Ag contained within 64.3 Mt and 6.273 million ounces of inferred silver resources at 1.55 g/t Ag contained within 125.9 Mt. Results of a preliminary economic assessment ("PEA") of the Moss Gold Project suggest the potential for the deposit to support a long-life mining operation with a strong production profile and low production costs. The MRE and PEA are supported by a NI 43-101 technical report for the Moss Gold Project available on the Company's website and under the Company's issuer profiles on SEDAR+ and EDGAR. For more information, please visit SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) and the Company's website (www.goldx2.com).

Peter Flindell, PGeo, MAusIMM, MAIG, Chief Operating Officer of the Company and a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

ON BEHALF OF THE BOARD

"Michael Henrichsen"

For More Information - Please Contact:

Michael Henrichsen

President, Chief Executive Officer and Director

Gold X2 Mining Inc.

E: mhenrichsen@goldx2.com

W: www.goldx2.com

T: 1-604-404-4335

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains information and statements that constitute "forward-looking information" or "forward-looking statements" under applicable securities laws (collectively, "forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Forward-looking statements in this news release include, among others, statements relating the completion of the Bold Acquisition. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the receipt of required regulatory approvals;; and other risks associated with executing the Company's objectives and strategies as well as those risk factors discussed in the Company's continuous disclosure documents filed under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. The forward-looking information in this news release is based on management's reasonable expectations and assumptions as of the date of this news release. The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.